# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nano Dimension Ltd., CIK 0001643303
CUSIP: 63008G203
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Address of issuer's principal executive offices: 60 TOWER ROAD,, WALTHAM, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/22/2026
Amends the filing with accession number 0000921895-23-000160
Filed by CIK 0001838556
Persons authorized to receive notices and communications: MURCHINSON LTD., 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada (A6), A6 M5H 4E5, 416-845-0666; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Murchinson Ltd. (CIK 0001838556): type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 10,142,725; shared voting power 10,142,725; sole dispositive power 10,142,725; shared dispositive power 10,142,725; aggregate amount beneficially owned 20,285,450 (9.6% of the class)
  Comment: Note to rows (7)(8)(9)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- NOMIS BAY LTD. (CIK 0001679448): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 6,093,483; sole dispositive power 0; shared dispositive power 6,093,483; aggregate amount beneficially owned 6,093,483 (2.9% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- BPY Ltd. (CIK 0001727539): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 0; shared voting power 4,049,242; sole dispositive power 0; shared dispositive power 4,049,242; aggregate amount beneficially owned 4,049,242 (1.9% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- EOM Management Ltd. (CIK 0001641055): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 10,142,725; sole dispositive power 0; shared dispositive power 10,142,725; aggregate amount beneficially owned 10,142,725 (4.8% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- James Keyes: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 0; shared voting power 10,142,725; sole dispositive power 0; shared dispositive power 10,142,725; aggregate amount beneficially owned 10,142,725 (4.8% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Jason Jagessar: type of reporting person: individual (IN); citizenship or place of organization: Trinidad And Tobago (W5); source of funds: other (OO); sole voting power 0; shared voting power 10,142,725; sole dispositive power 0; shared dispositive power 10,142,725; aggregate amount beneficially owned 10,142,725 (4.8% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Chaja Carlebach: type of reporting person: individual (IN); citizenship or place of organization: Switzerland (V8); source of funds: other (OO); sole voting power 0; shared voting power 10,142,725; sole dispositive power 0; shared dispositive power 10,142,725; aggregate amount beneficially owned 10,142,725 (4.8% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Clarendon Hugh Masters: type of reporting person: individual (IN); citizenship or place of organization: Bermuda (D0); source of funds: other (OO); sole voting power 0; shared voting power 10,142,725; sole dispositive power 0; shared dispositive power 10,142,725; aggregate amount beneficially owned 10,142,725 (4.8% of the class)
  Comment: Note to rows (8)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).
- Marc J. Bistricer: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); source of funds: other (OO); sole voting power 10,142,725; shared voting power 10,142,725; sole dispositive power 10,142,725; shared dispositive power 10,142,725; aggregate amount beneficially owned 20,285,450 (9.6% of the class)
  Comment: Note to rows (7)(8)(9)(10)(11): Represents American Depositary Shares ("Shares") (each Share represents one Ordinary Share).

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares par value NIS 5.00 per share
Name of issuer: Nano Dimension Ltd.
Address of issuer's principal executive offices: 60 TOWER ROAD,, WALTHAM, Massachusetts (MA), 02451
Comment: The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned ("Amendment No. 17"). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Nomis Bay Ltd, an exempted company incorporated under the laws of Bermuda ("Nomis Bay"), with respect to the Shares directly and beneficially owned by it;

(ii) BPY Limited, an exempted company incorporated under the laws of Bermuda ("BPY"), with respect to the Shares directly and beneficially owned by it;

(iii) EOM Management Ltd., an exempted company incorporated under the laws of Bermuda ("EOM"), as the investment manager of Nomis Bay and BPY;

(iv) Murchinson Ltd., a corporation organized under the laws of Ontario, Canada ("Murchinson"), as a sub-investment advisor to each of Nomis Bay and BPY and an investment advisor to manage positions on behalf of certain funds (the "Managed Positions");

(v) James Keyes, as a director of Nomis Bay and BPY;

(vi) Jason Jagessar, as a director of Nomis Bay and BPY;

(vii) Chaja Carlebach, as a director of EOM;

(viii) Clarendon Hugh (Hal) Masters, as a director of EOM; and

(ix) Marc J. Bistricer, as the Chief Executive Officer and Chief Investment Officer of Murchinson.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of Nomis Bay and BPY is Wessex House, 3rd Floor, 45 Reid Street, Hamilton, Bermuda HM 12. The address of the principal office of each of EOM, Ms. Carlebach and Mr. Masters is St. Andrews Place, 5th Floor, 51 Church St., Hamilton, Bermuda HM12. The address of the principal office of Mr. Keyes is 101 Front Street, Hamilton, Bermuda HM12. The address of the principal office of Mr. Jagessar is Sea Meadow House, P.O. Box 116, Road Town Tortola, British Virgin Islands. The address of the principal office of each of Murchinson and Mr. Bistricer is 145 Adelaide Street West, Fourth Floor, Toronto, Ontario Canada M5H 4E5. The officers and directors of Murchinson, Nomis Bay, BPY and EOM and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of each of Nomis Bay and BPY is serving as a private investment vehicle. The principal business of EOM is serving as the investment manager to Nomis Bay and BPY. The principal business of Murchinson is serving as an investment advisor and/or sub-investment advisor to certain investment vehicles including the Managed Positions. Messrs. Keyes and Jagessar are each a director of Nomis Bay and BPY. Ms. Carlebach and Mr. Masters are each a director of EOM. Mr. Bistricer is the Chief Executive Officer and Chief Investment Officer of Murchinson.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, attached hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Mr. Keyes is a citizen of the United Kingdom. Mr. Jagessar is a citizen of the Republic of Trinidad and Tobago. Ms. Carlebach is a citizen of Switzerland. Mr. Masters is a citizen of Bermuda. Mr. Bistricer is a citizen of Canada. The citizenship of the persons listed on Exhibit 1, attached hereto, is set forth therein and is incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Nomis Bay were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 6,093,483 Shares beneficially owned by Nomis Bay is approximately $15,650,172, including brokerage commissions. In addition, in connection with the prior ADS conversions, Nomis Bay paid $270,000 in fees to the Bank of New York Mellon, as depositary.

The Shares purchased by BPY were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 4,049,242 Shares beneficially owned by BPY is approximately $10,415,581, including brokerage commissions. In addition, in connection with the prior ADS conversions, BPY paid $30,000 in fees to the Bank of New York Mellon, as depositary.

The Shares held in the Managed Positions were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 10,142,725 Shares held in the Managed Positions is approximately $26,065,610, including brokerage commissions. In addition, in connection with the prior ADS conversions, the Managed Positions paid $562,500 in fees to the Bank of New York Mellon, as depositary.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 210,354,507 Shares outstanding, as of May 27, 2026, as reported in the Issuer's Schedule 14A filed on Form PREC14A with the Securities and Exchange Commission on June 5, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by certain of the Reporting Persons since the filing of Amendment No. 16 to the Schedule 13D are set forth in Exhibit 2 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On June 23, 2026, the Reporting Persons entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers.

2 - Transactions in the Securities.

99.1 - Joint Filing Agreement by and among Nomis Bay Ltd, BPY Limited, EOM Management Ltd., Murchinson Ltd., James Keyes, Jason Jagessar, Chaja Carlebach, Clarendon Hugh Masters and Marc J. Bistricer, dated June 23, 2026.

## Signatures
- Murchinson Ltd.: /s/ Marc J. Bistricer, Marc J. Bistricer, Chief Executive Officer (06/23/2026)
- NOMIS BAY LTD.: /s/ James Keyes, James Keyes, Director (06/23/2026)
- BPY Ltd.: /s/ James Keyes, James Keyes, Director (06/23/2026)
- EOM Management Ltd.: /s/ Chaja Carlebach, Chaja Carlebach, Director (06/23/2026)
- James Keyes: /s/ James Keyes, James Keyes (06/23/2026)
- Jason Jagessar: /s/ Jason Jagessar, Jason Jagessar (06/23/2026)
- Chaja Carlebach: /s/ Chaja Carlebach, Chaja Carlebach (06/23/2026)
- Clarendon Hugh Masters: /s/ Clarendon Hugh Masters, Clarendon Hugh Masters (06/23/2026)
- Marc J. Bistricer: /s/ Marc J. Bistricer, Marc J. Bistricer (06/23/2026)